KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

03037217

November 6, 2003

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

NOV - 7 2003

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

SUPPL

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's November 6, 2003 press release discussing the Company's 2003 third quarter sales.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

dlw 11/10

LAGARDERE



Press Release

LAGARDERE MEDIA REVENUES GROW + 3.3% ON A LIKE-FOR-LIKE BASIS FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2003

The Radio/Television activities (Lagardere Active Broadcast) recorded a very satisfactory growth rate throughout this period. The Magazine activity, in particular the U.S., benefited from a small improvement during the 3rd quarter following a mixed first half of the year. As announced, following an excellent first half, the Book division, which depends heavily on the Education sector during the 3rd quarter, experienced a very small revenue increase during this period. Finally, Hachette Distribution Services continues to suffer from a retrenched airline traffic level -even if a recent but slight improvement was experienced during the 3rd quarter.
Globally and as a result of the quality and good balance of its media portfolio, Lagardère Media achieved a + 3.3% sales growth rate on a like-for-like basis.

As a result, Lagardère Media expects to meet its operating income growth target for 2003.

	Revenues (M€)		Total Variance 03/02	Comparable Variance 03/02 (*)
	09.30.03	*09.30.02*		
. LAGARDERE MEDIA	5,891	*5,932*	(0.7)%	3.3%
. AUTOMOBILE	-	*683*	(100)%	NS
. EADS	2,766	*2,909*	(4.9)%	NA
LAGARDERE SCA	**8,657**	***9,525***	**(9.1)%**	**NA**

(*) *excluding changes in group structure and the effect of exchange rates*
NS: not significant; NA: not available

In an environment overshadowed by a steep decline in the dollar (approximately 17% versus the same period in 2002), Lagardère Media revenues edged down - 0.7%.

Consolidated Lagardère revenues dropped by – 9.1% as a result of the deconsolidation of Matra Automobile which took effect on January 1st, 2003, as well as a decline in the EADS activity.

LAGARDERE MEDIA

"Lagardère Media" revenues, excluding changes in the group structure, edged down - 1.5%. Excluding as well the effects of exchange rates, the growth rate is + 3.3%.

- **Hachette Livre**

  Hachette Livre experienced a strong internal growth rate -close to + 7%- as a result of its dynamic French activities as well as its "part-works" division in Europe.

- **Hachette Filipacchi Médias**

  After having benefited during most of the first quarter from a turnaround in the advertising market that began in the fourth quarter of 2002, in particular in the U.S., the Magazine activities experienced a wait and see attitude by the advertisers from the beginning of the war in Iraq, and during most of the second quarter. Since then, the situation is improving slowly, which resulted in a small growth rate experienced during the 3rd quarter.
  In total, for the first nine months of 2003, Hachette Filipacchi Médias experienced a growth rate, on a like-for-like basis, close to + 2% following two years of consecutive decline.

- **Hachette Distribution Services**

  After a good start earlier this year, Hachette Distribution Services has been facing an exceptionally difficult economic environment during the 2nd quarter, in particular in its travel retail business (in airports as a result of the war in Iraq and SARS, and in the train and subway stations in France as a result of the repetitive strikes in May and June). This activity benefited from a slight improvement in the 3rd quarter. In total, as a result of the strong growth in the Eastern European activities as well as the development of the "Virgin Megastore" network in France (new store openings in Montpellier, Nice, Toulouse, Nantes, Melun-Sénart and Paris Barbès since November 2001), Hachette Distribution Services experienced an internal growth rate close to + 3% for the first nine months of 2003.

- **Lagardere Active**

  Lagardere Active revenues grew organically by + 6%.
  The Radio activity, which had a mixed performance from one month to the other during the first half of 2003, benefited from a steadier and reinforced revenue growth during the 3rd quarter. Visibility remains poor.
  During the same period, the Television activities experienced a double digit growth rate as a result of the dynamism of the Production division as well as the success of the thematic channels -and *Canal*Satellite, their main distribution platform.

Despite its strong impact on revenues, the decline of the dollar will have a limited impact on the Lagardère Media profitability in 2003. In fact, the activities that are exposed to a US dollar risk are located in the U.S. and thus have costs in US dollars as well. As a result, the US dollar risk is limited to the profit, which, in addition, is partially covered by hedging contracts.

EADS

Revenues for the **"EADS"** line represents 15.07% of EADS sales.
In accordance with the French accounting standards used by Lagardère SCA, when hedging against exchange rate fluctuations, sales generated in foreign currencies are converted at a rate determined by the hedging instrument (rather than at the current exchange rate). EADS sales were restated to conform to these standards.
Revenues declined by - 4.9% as of the end of September 2003. As expected, this decline is the result of, essentially, the US dollar weakening, as well as the Airbus division which delivered 199 airplanes in 2003 versus 219 during the same period last year. This decline was nevertheless partially compensated by a better Airbus product mix and the improvement experienced by the defense activities.
In addition, EADS maintains its objective for revenue figures in 2003 in the same range as 2002 -on the basis of a Euro to Dollar exchange rate of 1.10.

Paris, November 6th, 2003

Leader in media (books, press, audiovisual and cultural product distribution), Lagardère Group is also present in high technology via its 15.07% stake in EADS.
The Group posted 2003 revenues of M€ 13,216 and has nearly 46,000 employees in over 40 countries.
Lagardère Group is listed on the *Premier Marché* of the Paris Stock Exchange.

Press Contacts

Thierry Funck-Brentano	tel.: 33 1 40 69 16 34	tfb@lagardere.fr
Arnaud Molinié	tel.: 33 1 40 69 16 72	amolinie@lagardere.fr

Investor Relation Contact

Alain Lemarchand	tel.: 33 1 40 69 18 02	alemarchand@lagardere.fr